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                   [Letterhead of Requisite Technology, Inc.]

                               February 20, 2001

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng

Re:     Requisite Technology, Inc.
CIK:    0001045926
Commission File No. 333-45152 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Requisite Technology, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-45152 (collectively, the "Registration Statement"), as well as the return of all materials previously filed pursuant to Confidential Treatment Requests. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 5, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.001 par value per share. Based upon changed circumstances in the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Steven E. Segal of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (303) 606-4806.

                                   Sincerely,

                                   Requisite Technology, Inc.


                                   /s/ Kathleen J. Cunningham

                                   Kathleen J. Cunningham
                                   Chief Financial Officer, Treasurer and
                                   Assistant Secretary

cc:      Cynthia T. Melo - Nasdaq Stock Market, Inc.
         Steven E. Segal, Esq.
         Christopher L. Kaufman, Esq.